EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Third Quarter		First Nine Months
	2011	2010	2011	2010
Computation of Earnings:
Income before income taxes	$306	$224	$787	$622
Add:
Interest expense	24	19	65	50
Amortization of debt premium/discount and expenses	—	—	1	—
Interest portion of rent expense	8	6	23	19
Earnings as adjusted	$338	$249	$876	$691
Computation of Fixed Charges:
Interest expense	$24	$19	$65	$50
Amortization of debt premium/discount and expenses	—	—	1	—
Interest portion of rent expense	8	6	23	19
Fixed charges	$32	$25	$89	$69
Ratio of Earnings to Fixed Charges(A)	10.66	9.82	9.86	10.00
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(A) Ratios were calculated prior to rounding to millions.